Exhibit 99.22

 [FORM OF E-MAIL REMINDER TO ELIGIBLE COLLEAGUES REGARDING REVISED WITHDRAWAL
                               OF ELECTION FORM]


         OPTION EXCHANGE PROGRAM - UPDATE TO WITHDRAWAL OF ELECTION FORM




Please note that the Company has filed an updated Withdrawal of Election Form with the SEC. This form was updated to correspond with the changes announced in the "Supplement No. 1 - Offer to Exchange" (sent to you by e-mail on December 31, 2002). These changes now provide you with more than one opportunity to withdraw your election to participate in the Stock Option Exchange Program, as well as more than one opportunity to re-elect to participate.

If you are a colleague who wishes to withdraw your election to participate in the Stock Option Exchange Program, please use this revised Withdrawal of Election Form posted on the Choice One Intranet at {link}. Instructions for submitting the Withdrawal of Election Form can be found in your informational package. Please note - You should only be completing and returning this Withdrawal of Election Form if you are a colleague who has:

1) Already submitted a properly completed Personalized Election Form and Election Letter to Janet Smith, AND
2) Now wish to withdraw your election from the Stock Option Exchange Program (with respect to one of more grants of Current Options)

If the revised Withdrawal of Election Form is received by Janet Smith prior to 12:00 midnight, January 21, 2003, your election to participate in the Stock Option Exchange Program will be cancelled. In turn, the grants you list on the Withdrawal of Election Form will be withdrawn and you will retain your Current Options. If no grants are listed on the form, all grants will be withdrawn and you will retain all of your Current Options.

If you have any questions on the revised Withdrawal of Election Form, or the Stock Option Exchange Program in general, please contact your Human Resource Manager http://intra/home/hr/hr_team.htm#services.